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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

300 International Parkway, Suite 270
_____
(No. and Street)

Heathrow   FL   32746
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa Sherrard   407-333-2905
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
_____
(Name – if individual, state last, first, middle name)

800 North Magnolia Avenue, Suite 1700   Orlando   FL   32803-3247
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Mendel A. Melzer_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Newport Group Securities, Inc._____ , as

of _____December 31_____ , 20 _07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ A(m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Group Securities, Inc.

Financial Report
December 31, 2007



Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 27, 2008

Newport Group Securities, Inc.

Statement of Financial Position
December 31, 2007

Assets

Cash	$	888,053
Receivables		2,289,230
Prepaid expenses		42,048
Note receivable		127,633
Marketable securities		100,299
Total assets	$	3,447,263

Liabilities and Stockholders' Equity

Liabilities

Accrued commissions	$	394,665
Other liabilities		555,520
Total liabilities		950,185

Stockholders' Equity

Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	11,067
Retained earnings	2,485,911
Total stockholders' equity	2,497,078
Total liabilities and stockholders' equity	$ 3,447,263

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Income
Year Ended December 31, 2007

Revenues:		
Commission income	$	11,173,594
Investment advisory income		3,458,626
Mutual fund fee income		112,470
Administrative fee income		30,651
Interest income		79,594
Other income		54,368
Unrealized gain on marketable securities		38,411
Total revenues		14,947,714
Expenses:		
Compensation		5,730,724
Commission expense		2,358,709
Rent and occupancy costs		231,251
Travel and entertainment		406,019
Benefits and taxes		608,032
Professional fees		339,116
Investment advisory fees expense		299,372
Computer supplies		33,253
Regulatory fees and expenses		83,749
Professional development		38,825
General and administrative		223,735
Telecommunications		38,613
Total expenses		10,391,398
Net income	$	4,556,316

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance, December 31, 2006	$	100	$	11,067	$	2,879,595	$ 2,890,762
Stockholder distributions, at $49,500 per share		-		-		(4,950,000)	(4,950,000)
Net income		-		-		4,556,316	4,556,316
Balance, December 31, 2007	$	100	$	11,067	$	2,485,911	$ 2,497,078

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities		
Net income	$	4,556,316
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on marketable securities		(38,411)
Increase in receivables		(57,745)
Decrease in prepaid expenses		(2,796)
Increase in accrued commissions		75,730
Increase in other liabilities		478,818
Net cash provided by operating activities		5,011,912
Cash Flows From Investing Activities		
Net disbursements under note receivable		(91,972)
Cash Flows From Financing Activities		
Stockholder distributions		(4,950,000)
Net decrease in cash		(30,060)
Cash:		
Beginning		918,113
Ending	$	888,053

See Notes to Financial Statements.

Newport Group Securities, Inc.

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance and mutual funds used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment advisory fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Administrative fee income is based on an agreed-upon per participant fee and is recorded ratably over the contract period.

Mutual fund fee income is based upon a percentage of the asset values of mutual funds managed and is recognized ratably over the year.

Receivables: Receivables are primarily for commissions and investment advisory fees. Receivables are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2007, in the opinion of management, a $30,000 allowance for doubtful accounts was deemed necessary.

Marketable securities: Marketable securities are carried at fair value. Changes in the fair values of marketable securities are recognized in the statement of income.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

8

Newport Group Securities, Inc.

Notes to Financial Statements
_____

Note 2. Note Receivable

During August 2006, the Company entered into a loan and security agreement with FAS Corp, Blue Chip Advisors, LLC and an individual, all unrelated parties. The Company agreed to extend to the individual advances in the maximum principal amount of $510,000. The loan is collateralized by current and future net commissions earned after June 30, 2006 by the individual from FAS Corp. FAS Corp agrees to pay the net commissions earned by the individual directly to the Company, within 10 days after the end of the month in which FAS Corp received the gross commissions, for the repayment of advances and interest on the loan. Further, Blue Chip, LLC subordinates any interest it may have in the collateral to the Company. Advances under the loan bear interest at the Applicable Federal Rate per annum which is adjusted monthly (3.88% at December 31, 2007). As of December 31, 2007, the note receivable has an outstanding balance of $127,633. The loan matured on December 31, 2007 and subsequent to year end the loan was extended through March 31, 2008.

Note 3. Marketable Securities

Marketable securities consist of common stock with a market value of $100,299 and a cost basis of $77,184. During 2007, unrealized gains included in the statement of income as unrealized gains on marketable securities amounted to $38,411.

Note 4. Other Liabilities

Other liabilities consisted of the following as of December 31, 2007:

Due to The Newport Group, Inc.	$	348,442
Accrued advisory fees		107,098
Other		99,980
	$	555,520

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $422,173 which is $358,828 in excess of its required net capital of $63,345. At December 31, 2007, the ratio of aggregate indebtedness to net capital was 2.25 to 1.

The Company is exempt from rule 15c3-3 under paragraph (k)(1) of the rule as transactions of the Company are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account.

The Company has no liabilities which are subordinated to the claims of general creditors.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the audited computation of net capital. No reconciliation is required.

Newport Group Securities, Inc.

Notes to Financial Statements

Note 6.   Related-Party Transactions

On December 1, 2003, the Company entered into two separate expense sharing arrangements with The Newport Group, Inc. and Newport Retirement Services, Inc. (collectively, "Newport Group"). Both entities are owned by the stockholders of the Company. Under the expense sharing arrangements Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2007, the Company incurred $7,391,281 in expenses related to its cost sharing agreements. As of December 31, 2007, other liabilities includes $348,442 due to The Newport Group, Inc.

Note 7.   Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

An examination of the Company by the United States Securities and Exchange Commission ("SEC") was performed in 2003. As a result, an informal investigation of the Company occurred, beginning 2004, which focused on the Company's sales of certain corporate-owned variable universal life insurance policies. In May 2007, the Company received a letter from the SEC that stated the investigation has been finalized with no enforcement action recommended.

Newport Group Securities, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net Capital		
Stockholders' equity, per statement of financial condition	$	2,497,078
Less non-allowable assets:		
Receivables excluding interest receivable of $4,386,		
net of accrued commissions of $394,665		1,890,179
Prepaid expenses		42,048
Note receivable		127,633
Haircuts on securities		15,045
Net capital	$	422,173
Aggregate Indebtedness		
Accrued commissions	$	394,665
Other liabilities		555,520
Total aggregate indebtedness	$	950,185
Computation of Basic Net Capital Requirements		
Minimum dollar net capital required (6 2/3% of aggregate indebtedness)	$	63,345
Excess net capital	$	358,828
Ratio of aggregate indebtedness to net capital		2.25 to 1

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
on the Internal Control

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In planning and performing our audit of the financial statements of Newport Group Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Orlando, Florida
February 27, 2008

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